Register n° 82-34975

06016012

Münchener Rück
Munich Re Group

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

SEC MAIL PROCESSING RECEIVED AUG 15 2006 WASH. D.C. 213 SECTION

SUPPL

Central Division Group Legal
Queries to Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 4. August 2006
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Ref.: Quarterly Report 2/2006

Munich Re published its Quarterly Report 2/2006 on August 3 on its website. Enclosed please find a copy of the Quarterly Report, as well as the relevant press release.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

i.V. Mörlein i.V. Gogel

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

for the press

Munich, 3 August 2006

Outstanding half–year result of €2.1bn / Reinsurance: Combined ratio of 92.2% / Successful renewals at 1 July / Still attractive market environment / Primary insurance: Combined ratio of 92.0% / Significant profit increase for ERGO /Munich Re confident: Result target of €2.6–2.8bn for 2006 attainable even with higher burdens in the second half of the year

"With a profit of €2.1bn, we have already achieved three–quarters of our result target for the year at half–time", said Nikolaus von Bomhard, Chairman of Munich Re's Board of Management, at the half–year press conference. "Experience shows that the second half of the year brings higher burdens from major losses in reinsurance. But we have reason to be optimistic, given business performance to date, our well–balanced portfolio, and our selective risk acceptance. Even if we are affected more heavily than in the first half of the year by major losses or by a further moderate price fall on the stock markets, our target for 2006 — a 15% return on risk–adjusted capital — is still within reach."

Summary of the Group's half–year figures (see attachment for details)

The profit for the first six months amounted to €2,129m (1st half–year 2005: €876m), with the operating result rising by 48.6% to €3,322m (2,235m). At €19.1bn, with favourable exchange rate influences, gross premiums written by the Munich Re Group remained more or less stable compared with last year's figure adjusted to eliminate the effect of sales of companies (e.g. Karlsruher in October 2005). Group equity fell to €23.4bn (31.12.2005: €24.4bn) owing to the dividend payment of €707m in the second quarter and to development on the bond markets.

Reinsurance: Half–year profit of €1,756m / Renewals at 1 April confirm attractive market environment with risk–adequate prices

The result in reinsurance business continued to benefit from the consistent gearing of the Group's underwriting policy to profitability. The operating result for the first half–year rose to €2,587m (1,840m). Reinsurance contributed €1,756m to the Group profit, an increase of 156.4%. The reinsurers' investment result rose to €2,353m (2,179m). Buoyed by changes in

exchange rates, premium volume was up slightly to €11.3bn (11.2bn). In the renewals in the Asian region at 1 April, as in the negotiations at the beginning of the year, Munich Re was able to achieve risk–commensurate prices, terms and conditions and to improve them further where necessary. It also exploited opportunities for lucrative growth.

With €327m (394m), the **life and health** segment again made a strong contribution to the profit in reinsurance. At €3.90bn (3.91bn), premium income stayed constant at last year's level.

In **property–casualty reinsurance**, premium grew slightly to €7.4bn (7.3bn) and the result was markedly better at €1,429m (291m). The combined ratio in the first–half year amounted to 92.2%, of which 0.9 (2.1) percentage points were attributable to natural catastrophes. By comparison, the half–year combined ratio in 2005 was 99.8%, including 5.3 percentage points for reserve strengthening at American Re. The largest individual losses in the second quarter were caused by two industrial fires, costing Munich Re €30m and €50m respectively.

Primary insurance: Big profit increase at ERGO / Very good combined ratio

In their half–year figures, the Munich Re Group's primary insurers surpassed the good level they achieved last year, recording a markedly improved operating result of €795m (495m) and a significantly increased profit of €448m (324m). This was mainly due to the performance of the ERGO Insurance Group which, with premium income of €8.1bn (8.1bn), earned around 95% of the gross premiums written in the primary insurance segment. **ERGO** showed an excellent post–tax profit of €450m (267m), with its combined ratio of 91.4% (93.2%) reflecting the healthy composition of its portfolio. The combined ratio for the primary insurance group as a whole, i.e. including Europäische Reiseversicherung and the Watkins Syndicate, was also excellent at 92.0% (94.5%). The primary insurers' investment result contributed €2,504m (2,916m) to the consolidated profit.

Gross premiums written in the primary insurance segment of the Munich Re Group fell to €8.5bn (9.2bn), with disposals (especially the sale of Karlsruher and the Nieuwe Hollandse Lloyd Verzekeringsgroep [NHL] in 2005) reducing premium income by €732m. Adjusted to eliminate this effect, the Munich Re Group's primary insurance premium rose by 1.2% in the first half–year.

The Group's **life and health** insurers recorded premium of €5.7bn (6.2bn), with these lines of business contributing €146m (106m) to the consolidated profit.

- **Life insurance** posted a premium volume of €3.1bn (3.7bn). In the previous year, Karlsruher and NHL still accounted for €475m. German new business with regular premiums grew by 1.7%, whereas single–premium business was down 5.6%. Overall, a weak June — owing to the FIFA World Cup — had a curbing effect on sales. In 2005, the half–year figures for new business had been improved by policies taken out at the end of the previous year but not placed to account until the first quarter of 2005. In the first six months of 2006, annuity insurance continued to develop positively, especially "Riester" business (70,000 new "Riester" policies in the first half–year), as did company pension business. For the year as a whole, double–digit growth in new business is expected.
- In **health** insurance, premium income grew by 4.1% to €2.6bn. The main pillar for ERGO in the German market remains comprehensive health insurance. With premium income of €1,675.4m (1,674.1m) in the first half–year, ERGO continues to be number 2 in this segment. The good new business with supplementary health insurance was maintained, above all in the direct insurance of Karstadt–Quelle–Versicherungen. Premiums in supplementary insurance, where ERGO is market leader with a share of 21%, increased to €489.6m (436.2m) in the first half–year, and the number of insured persons by an impressive 15.2% to 3.8 million (3.3 million). The Munich Re Group is proceeding on the assumption that supplementary insurance will continue to grow dynamically — because

there is still a need to cut back benefits provided under statutory insurance even in the light of the political cornerstones for the health reform in Germany. ERGO will therefore expand this field of business further. For the third year running, it is successfully cooperating with several statutory health insurers in offering products that supplement statutory benefits. ERGO is the largest provider in the health insurance segment in Europe.

The **property–casualty** insurers (including legal expenses insurance) achieved a rise in their profit to €302m (218m). Premium income fell by 5.1% or €153m to €2.8bn, due partly to the sale of companies (effect of €257m) and partly to greater price competition in the German motor market, although this has relatively little effect on the Munich Re Group owing to its below–average market share. Business written by the property–casualty insurers outside Germany expanded appreciably. Premium also grew in legal expenses insurance as a result of the positive trend in foreign business.

Investments: Very good result almost at last year's level

The Munich Re Group's investments had a carrying amount of €172.5bn as at 30 June (31.12.2005: €177.2bn). The reduction of 2.7% was attributable to higher interest rates, with consequently declining prices for fixed–interest securities, and — after interim rises — to a fall in stock market prices towards the middle of the year to around their beginning–of–year level. The investment result was again very good at €4,757m (4,974m). It includes expenses of €330m for the revaluation of hedging instruments in life primary insurance due to higher interest rates; the remaining risk in respect of further such expenses amounts to €105m at most. The interest–rate environment is positive for new investments, which have higher yields. At the end of June, the proportion of investments in equities amounted to 13.8% (31.12.2005: 14.0%) at market values.

Outlook for the business year 2006 as a whole: Stable premium volume and positive business development in primary insurance and reinsurance

In the renewal negotiations in non–life reinsurance at 1 July in the USA and Latin America, a division of the market was evident. For property and offshore energy risks (mainly oil rigs) with natural catastrophe exposure in the USA, it was possible to achieve substantial price increases compared with the previous year in the light of generally increased risk awareness and the markedly higher assessment of the loss potential. "Reinsurers with capital strength, good diversification and professional competence will have good earnings opportunities in this environment", said von Bomhard. Unlike many competitors, Munich Re has kept its overall liability for natural catastrophe covers at the same volume, whilst further optimising its portfolio and thus improving its sustainable profit expectations. Outside the area of natural catastrophes, prices were generally stable at a risk–adequate level. "The renewals at 1 July are an early indicator for the negotiations at the turn of the year; they confirm the acceptance of our underwriting strategy of risk–adequate prices, terms and conditions", stated von Bomhard.

With stable exchange rates, the Group's premium income for the whole of 2006 is likely to be between €37bn and €38bn and thus at the same level (adjusted) as last year. Before consolidation, Munich Re currently expects reinsurance to provide approximately €22–23bn of this, and primary insurance around €16.5–17.0bn. Von Bomhard was confident that a combined ratio of 97% could be bettered, even with seasonally related heavier burdens from major losses in the second half of the year. In primary insurance, the combined ratio should be within the target of 95%.

The Munich Re Group operates worldwide, turning risk into value. In the business year 2005, it achieved a profit of €2,743m, the highest in its 126–year corporate history. In 2005, its premium income amounted to approximately €38bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification. It has approximately 38,000 employees at over 50 locations throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2005 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group, the second–largest provider in the German primary insurance market and a leading player in several other European insurance markets.

Disclaimer
This press release contains forward–looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward–looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward–looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91–25 04, Irmgard Joas on +49 (89) 38 91–93 92, or Johanna Weber on +49 (89) 38 91–26 95.
The half–year report 2006 and the presentation for the media telephone conference (at 10 a.m. today) can be viewed in German and English at www.munichre.com.
The press conference on the Rendez–Vous de Septembre in Monte Carlo will be held on 10 September 2006 at 2.30 p.m.

Munich, 3 August 2006

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers

Munich Re Group
Quarterly Report



Münchener Rück
Munich Re Group

Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Dr. Thomas Blunck

Georg Daschner

Dr. Heiner Hasford

Dr. Torsten Jeworrek

Christian Kluge

John Phelan

Dr. Jörg Schneider

Dr. Wolfgang Strassl

Karl Wittmann

Munich Re Group

Key figures (IFRS)

		Q1–2 2006	Q1–2 2005	Change in %	**Q2 2006**	Q2 2005	Change in %
Gross premiums written	€m	**19,063**	19,380	–1.6	**9,027**	9,220	–2.1
Investment result	€m	**4,757**	4,974	–4.4	**2,647**	2,517	5.2
Result before impairment losses of goodwill	€m	**3,322**	2,239*	48.4	**1,851**	1,102*	68.0
Taxes on income	€m	**1,029**	1,155*	–10.9	**623**	812*	–23.3
Consolidated result	€m	**2,129**	876*	143.0	**1,150**	185*	521.6
Thereof attributable to minority interests	€m	**45**	30	50.0	**25**	18	38.9
Earnings per share	€	**9.14**	3.70*	147.0	**4.94**	0.73*	576.7
Combined ratio							
– Reinsurance non-life	%	**92.2**	99.8		**92.1**	103.0	
– Primary insurance property-casualty	%	**92.0**	94.5*		**87.2**	90.3*	

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		30.6.2006	31.12.2005	Change in %
Investments	€m	**172,472**	177,171	–2.7
Equity	€m	**23,356**	24,397*	–4.3
Net underwriting provisions	€m	**152,551**	154,048*	–1.0
Staff		**36,746**	37,953	–3.2
Share price	€	**106.81**	114.38	–6.6
Munich Re's market capitalisation	€bn	**24.5**	26.3	–6.6

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Contents

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

In the second quarter of this year, the Munich Re Group continued its successful development. The quarterly profit of €1.1bn even surpasses our outstanding result for the first three months. We thus earned a profit of €2.1bn in the first half-year. In other words, we have made very good progress towards our result target for the current year. As you know, we aim to achieve a post-tax return of 15% on our risk-adjusted capital, which would represent a net consolidated result of €2.6bn–2.8bn. However, I would remind you of the customary proviso: claims development in the second half of the year may still hold surprises for us.

The excellent quarterly result was generated by both primary insurance and reinsurance. I would especially like to single out ERGO's significant increase in profit to €305m. Together with a further improved combined ratio of 86.7% in property-casualty insurance (including legal expenses insurance), this is evidence for me that ERGO is holding its own in the far from easy competitive environment of the German insurance market, as well as in its international activities.

Reinsurance again produced an excellent quarterly result. Rates remained at a generally adequate level, and costs for basic losses were satisfactory. We will not go along with deteriorations in prices, terms and conditions, should these occur. We need solid profits in normal times in order to shoulder expenses that may occur as a result of very large losses. It continues to be our maxim that profitability takes precedence over growth. In the second quarter, we benefited from the fact that we were largely unaffected by natural catastrophes and were able to realise capital gains achieved in the favourable stock market situation of the first few months.

"Profitability before growth" was also our guiding principle in the renewal of our US and Latin American business at 1 July 2006, where a clear division of the market into two was evident. On the one hand, particularly in excess of loss reinsurance for property and energy risks with natural catastrophe exposure in the USA, there were enormous price increases compared with the previous year. Even so, primary insurers were still unable to place some risks in full. This led to individual insurers raising their retentions, thereby increasing their

commitment in the area of frequency losses. We see this development as the consequence of a fundamental reorientation of the markets, following a reassessment and significant upward revision of the loss potential after the experience of last year. We are therefore proceeding on the assumption that these trends are not just temporary. They will provide good opportunities for earnings and profits for those reinsurers that have the capital strength, diversification and expertise to actively engage in this business segment. Unlike some of our competitors that suffered appreciable erosion of their capital base after the 2005 hurricane season, we have maintained our capacity for natural catastrophe risks – i.e. for very large loss events – at an unchanged level. In so doing, we have of course further optimised our portfolio and thus improved our long-term profit expectations.

On the other hand, outside the area of natural catastrophes, there have been no spectacular changes – on average, prices have remained at a risk-adequate level. Where this has not been the case, we have not renewed the business, but have sought and exploited various other opportunities for profitable growth instead.

Ladies and gentlemen, naturally no one knows at this point how the 2006 hurricane season will go. But it is part of the "art of reinsurance" to cope with uncertainties. What we have to do is develop strategies where there is a balanced relationship between opportunity and risk – this is the only way of turning risk into value. For the reinsurance of natural catastrophes, this means that firstly the scientific foundations for understanding and assessing risks have to be developed in order to devise appropriate models. On this basis, we then design coverage concepts that allow targeted portfolio control and active risk management. Whether a later mega loss event will significantly affect a reinsurer's capital base or "only" impair a quarterly or annual result is determined when accumulation scenarios are modelled, when the maximum budget per scenario is fixed, when risk-based capital is allocated, and when the pricing framework for underwriting is set. That is why we have invested a great deal in building up an integrated risk management system in the last few years. However, I wish to warn against the illusion that such measures can rule out very large losses: chance is and will remain a principal element in our business – indeed, it is to a certain extent our "raison d'être".

I would like to devote a few remarks to a topic I have already mentioned on several occasions this year: the reform of the German health system. A few weeks ago, we were presented with the cornerstones agreed on by the coalition government. To put it in a nutshell, it does not merit the title of a bold reform. It is regrettable that only the income side has been tackled. There is to be no concentration of statutory health insurance benefits on the essentials; the chance has been missed to make a transformation to more personal responsibility and to move towards a sustainable, demography-resistant financing of statutory health insurance. It is certainly positive that the proposal for quasi-nationalisation of private health insurance has been dropped and that private comprehensive health insurance will continue. Regrettably, however, the cornerstones envisage substantial interference in some aspects of the private health insurance business model.

I do not wish to speculate on the further fate of these cornerstones. Rather, I will outline what strategies ERGO is following to position itself in the German health market. Comprehensive health cover remains a significant pillar for the business of the health insurers in the ERGO Group (DKV, Victoria Kranken and KarstadtQuelle Kranken). With a premium volume of €3.3bn in 2005, ERGO is the second largest player in German comprehensive insurance, just behind one competitor and well ahead of the company in third place. Owing to the high proportion of comprehensive health insurance in its portfolio, it is of great importance for ERGO that the German government has – as things stand at present – refrained from making major changes to this successful and, for our insureds, so significant business segment. Nonetheless, ERGO is continuing to pursue its expansion in other segments of the German health market, in order to permanently broaden its business base.

In supplementary health insurance, ERGO is the uncontested market leader in Germany, with a market share of 21% in 2005. Its strong position in supplementary insurance is important for us, as the existing financial plight of statutory health insurance is bound to result in cuts in benefits there sooner or later, despite all the political resistance, and the resulting gaps will be filled by private supplementary insurance. We are therefore purposefully expanding this field of business. This is happening partly through direct cooperation with statutory health insurers, which give us access to 15 million potential clients. Besides this, ERGO is cooperating with other private insurers and banks as sales partners. KarstadtQuelle Kranken has specialised in supplementary health insurance. Since 2000, it has recorded average annual growth in premium income of around 30%. This success is largely due to a product strategy geared to specific target groups and an effective marketing approach.

ERGO's strategy in the German health market is, of course, not limited purely to health insurance business but aims to continually extend the product spectrum through innovative insurance solutions. Additional services related to insurance, such as assistance services, improve the range offered and strengthen customer ties. Its "health enterprise" also includes provision of care and rehabilitation measures for the chronically ill. ERGO's health market strategy in Germany thus already covers the whole range of healthcare products.

Furthermore, as an integrated provider of insurance and reinsurance solutions, we are in an excellent position in the global health market, a platform we are systematically building on. Current initiatives that are being coordinated globally by our International Health Board were among the activities I reported on at this year's Annual General Meeting. The Munich Re Group's health segment offers interesting strategic perspectives in and beyond the German market, and we have great expectations of this business in terms of sustained profitability.

Yours sincerely,



Key parameters

- **Continuing robust global growth**
- **US economy shows downward tendency with rising inflation rates**
- **Economic climate in the eurozone still positive**
- **Financial markets hit by losses**

The global economy continued to show robust growth in the period under review, with a major contribution again coming from China. Although a slowing down was apparent in the US economy, the economic environment in the eurozone remained positive. This overall economic situation stood in contrast to what were, in some cases, substantial losses on the stock and foreign exchange markets.

According to initial estimates, the US economy grew by 2.5% in real terms in the second quarter – i.e. when seasonally adjusted and annualised. This figure was thus lower than that for the previous quarter (5.6%), due not least to the flagging housing market. Conversely, early indicators from the eurozone such as the purchasing manager's index for the manufacturing industry speak in favour of the higher momentum of the first three months being maintained in the second quarter. In Germany, for example, despite a slowdown in May, the ifo business climate index continued to rise. Although the economic upswing had a positive effect on the German labour market, no significant recovery was apparent in respect of private consumption. The extent to which the success of the FIFA World Cup will also act as an economic stimulant will become evident in the weeks to come.

In Japan, too, there was continuity in the positive economic climate in the second quarter. The strong expansion to date in China continued to accelerate in the period under review, with a real growth rate of 11.3% year on year according to a first estimate. Overall, the other emerging markets of Asia, eastern Europe and Latin America are benefiting from the still robust global economy as well.

On the currency markets, the value of the euro increased to US$ 1.28 by the end of June – up 7.9% compared to the end of last year. In the first half of 2006, the Japanese yen fell by 4.7% against the euro, which was trading at ¥146.17 at the end of the quarter. Inflation strengthened, particularly in the USA. The Federal Reserve increased its key interest rate in two stages to 5.25%, with the European Central Bank following by raising its key interest rate from 2.5% to 2.75% in mid-June. Against this background, long-term interest rates in the USA and the eurozone continued to climb. In an environment characterised by increasing inflation, fears of further increases in interest rates by the central banks and a sagging US economy, some considerable losses were incurred on the international stock markets. These hit several emerging markets in particular, as well as Japan and the eurozone.

For the rest of the year, we expect the less dynamic development of the US economy to continue, whereas the momentum in the eurozone is likely to be retained for the most part. The world economy remains exposed to substantial risks. Among the most significant of these are geopolitical uncertainties (especially the current situation in the Near and Middle East, which could cause another strong rise in the oil price), a greater-than-expected weakening of the US economy (perhaps in connection with inflation climbing further), the risk of a marked dollar correction as a result of the extremely high US current account deficit, and a major increase in credit spreads.

Business experience from 1 January to 30 June 2006

Reinsurance

- **At €1,756m, half-year result markedly higher than in the same period last year**
- **Stable premium volume in first half of 2006**
- **Expenditure for major losses in the period under review in line with the seasonal average**
- **Successful treaty renewals at 1 April 2006**

Our reinsurance business performed very satisfactorily in the second quarter and the whole first half of 2006. Compared with the same period last year, our operating result improved by 51.2% to €1,353m for the months of April to June, and by 40.6% to €2,587m for the first half-year. The second quarter of last year had been affected by high expenses for strengthening American Re's loss reserves. The consolidated result in reinsurance increased to €915m (81m) in the second quarter and to €1,756m (685m) in the first six months.

The basis for this excellent result continues to be our underwriting policy, which remains consistently geared to profitability.

The very successful treaty renewals in property-casualty reinsurance at the turn of year were followed by similarly positive renewals at the beginning of April with cedants in Japan and South Korea and with a number of global clients. Following last year's price increases in loss-affected sectors, particularly for those hit by typhoon and tsunami losses, these reinsurance markets experienced generally stable development and a market approach commensurate with the risks was observable. We were able to maintain prices, terms and conditions at a risk-adequate level, and it even proved possible in some instances to improve them further, enabling us to record slightly higher premium income. Our financial strength and close relationships with clients have enabled us to acquire lucrative new business and increase shares in profitable treaties.

Our overall premium income fell by 0.9% to €5.3bn (5.4bn) in the second quarter of 2006 and rose by 0.9% to €11.3bn (11.2bn) in the first six months of the year.

On average, the exchange rate for the euro against the most important currencies was appreciably weaker than in the first half of 2005, a development that had a positive effect on our premium income from foreign-currency business when denominated in euros. Adjusted to eliminate effects from changes in exchange rates, our premium volume was 1.8% lower than in the same quarter last year and 2.1% lower in the first half of the year.

Compared with the same quarter of 2005, our premium volume in the life and health segment was stable at €2.0bn (2.0bn), totalling €3.9bn (3.9bn) for the first half of the year.

In property-casualty reinsurance, premium income was slightly down 0.6% to €3.39bn (3.41bn) in the quarter under review, climbing by 1.5% to €7.4bn (7.3bn) for the first six months.

The strongest price increases occurred in US property business, still mainly driven by treaties affected by hurricane losses in 2005. The highest mark-ups were registered in offshore energy business.

Gross premiums by division Q1-2 2006



Special and Financial Risks 9% (8%)
Corporate Underwriting/Global Clients 16% (16%)
North America 11% (11%)
Asia, Australasia, Africa 9% (9%)
Life and Health 35% (35%)
Europe 1 7% (8%)
Europe 2/Latin America 13% (13%)

Our operating result in reinsurance totalled €1,353m (895m) in the second quarter and €1,756m (685m) in the first half of the year. The burden from major losses, amounting to €145m (161m) in the second quarter of 2006, was below average and even lower than in the same period last year. There was an absence of severe natural catastrophe losses in the months of April to June. The largest individual losses in the quarter under review were two industrial fires and two liability claims in a range of €10m to €50m each.

Given the above-average major losses in the first quarter of 2006, however, the major-loss burden of €418m (412m) for the first half of the year was about the same as in the same period last year.

The combined ratio was 92.1% (103.0%) for the months of April to June, and 92.2% (99.8%) for the period from January to June. Major losses accounted for 3.9 percentage points of this ratio in the second quarter of 2006, and for 5.5 percentage points in the first six months, with natural catastrophes making up 0.9% of this.

Our reinsurers' investment result came to €1,298m (1,165m) in the second quarter and €2,353m (2,179m) in the first half of the year.

Key reinsurance figures

		Q1–2 2006	Q1–2 2005*	Q2 2006	Q2 2005*
Gross premiums written	€bn	11.3	11.2	5.3	5.4
Loss ratio non-life	%	65.4	71.0	65.6	72.8
Expense ratio non-life	%	26.8	28.8	26.5	30.2
Combined ratio non-life	%	92.2	99.8	92.1	103.0
Thereof natural catastrophes	Percentage points	0.9	2.1	–	1.7
Investment result	€m	2,353	2,179	1,298	1,165
Result before impairment losses of goodwill	€m	2,587	1,840	1,353	895
Consolidated result	€m	1,756	685	915	81
Thereof attributable to minority interests	€m	–	–	–	–

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		30.6.2006	31.12.2005
Investments	€bn	82.6	87.0
Net underwriting provisions	€bn	61.4	63.4

Primary insurance

- **Consolidated result for the first six months (€448m) well above last year's figure**
- **Very gratifying combined ratio of 92.0% in the first half of 2006**
- **Decline in gross premiums to €8.5bn (9.2bn), reflecting sale of Karlsruher Insurance Group and Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL) in 2005**
- **ERGO Insurance Group acquires 75% of the shares in Turkish insurance group Isviçre in July 2006**

The Munich Re Group's primary insurers, essentially comprising the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate, posted a very good operating result of €563m (295m) in the second quarter of 2006. The half-year operating result climbed to €795m (495m) and was thus 60.6% up on last year's already pleasing result. At €448m, the consolidated result for the first half of 2006 was markedly higher than last year's figure (€324m), the months of April to June accounting for €310m (203m).

Our gross premiums written in primary insurance totalled €4.0bn (4.3bn) for the second quarter of 2006 and €8.5bn (9.2bn) for the first half of the year. Adjusted to take account of the disposals in primary insurance (especially the sale of the Karlsruher Insurance Group and NHL) in the second half of 2005, this corresponds to a decrease of 0.3% for the second quarter and an increase of 1.2% for the first six months.

At segment level, the picture was varied: in the areas of life and health, premium fell by €223m to €2.8bn (3.1bn) in the second quarter of 2006 and by €469m to €5.7bn (6.2bn) between January and June 2006, mostly owing to the sale of the Karlsruher Insurance Group and the Dutch NHL. Otherwise, premium income would have declined by 0.1% in the second quarter and risen by 0.1% in the first six months.

The property-casualty segment (including legal expenses insurance) recorded a decrease in premium of 5.1% in the first half of the year. Besides the sale of the Karlsruher Insurance Group and NHL in the previous year, this was due above all to the price competition in German motor insurance. However, this general trend impacted us less than it did the rest of the market: at the end of 2005, our motor insurance share of 24% in overall business was appreciably lower than the market average (37%). Without the changes in the consolidated group, there would have been a decrease of 1.3% for the second quarter and an increase of 3.8% for the first six months.

Gross premiums by class of insurance Q1–2 2006



Property-casualty 28% (28%)
Legal expenses 5% (5%)
Life 37% (40%)
Health 30% (27%)

In the first half of 2006, total gross premiums written by our life insurers came to €3.1bn (3.7bn). This amounts to a decline of 15.4% on the same period last year. Of this, 12.4 percentage points are attributable to the sale of the Karlsruher Insurance Group and NHL. In Germany, the change in the consolidated group reduced gross premiums written to €2.6bn (3.2bn); adjusted to eliminate this effect, they remained 2.3% below last year's figure, totalling €2.6bn (2.7bn). In foreign business, gross premiums fell by 8.1% to €498m, largely because of a special factor in the form of deferments in institutional single-premium business.

German new business developed pleasingly at first in the second quarter. Since the FIFA World Cup had a distinctly curbing impact on new business in June, however, our overall sales figures in the second quarter of 2006 remained nearly constant compared with the same period last year. In the first six months, business showed a decline of 2.9%.

We attribute our good premium development until May mainly to our successful sales strategy and the strong demand for annuity and "Riester" pension products. New business with Riester products improved noticeably, not least owing to commencement of the third subsidisation stage as at 1 January 2006. In the first half of 2006, we sold 70,000 (35,000) new Riester policies.

In health insurance, premium volume in the first quarter of 2006 climbed by 4.0% to €1.25bn (1.20bn) compared with the same period last year. In the first six months of the year, premium was up 4.1% to €2.6bn (2.5bn), mainly due to the further expansion of new business with supplementary health insurance and lower lapse rates. New business with supplementary health insurance was particularly strong in direct insurance, where the number of policyholders rose by 15.2%, compared with 0.9% fewer policyholders in comprehensive private health insurance. Supplementary health cover now makes up about 40% of our new business for the year. The growth we actually expect in private health insurance is being curbed in Germany because the political debate about a restructuring of the national health insurance system is still continuing, despite the grand coalition's reform resolutions, and is causing uncertainty among potential customers.

In property-casualty insurance, premium income from foreign business, adjusted for the sale of NHL, was up 14.7% (unadjusted figure: 3.3%). German business dropped by 8.6%, mainly owing to the sale of the Karlsruher Insurance Group and reductions in premium volume in motor insurance. However, loss frequency has also been falling steadily in recent years, so that more and more of our clients are being reassigned to higher no-claims bonus classes – a circumstance which entails a lower premium income for us. A trend towards falling gross premiums is likewise present in German industrial property business. ERGO's commercial property business, in contrast, developed favourably, rising by 3.8% year on year. Its personal accident insurance improved by a gratifying 2.6%, while personal lines property business grew by 1.9%.

In the first half of 2006, premium volume in ERGO's legal expenses insurance was 1.3% higher than in the same period last year. Although gross premiums written fell by 0.7% in Germany, they were up 3.4% in other countries. Altogether, they totalled €444m (438m).

The combined ratio for property-casualty business including legal expenses insurance was even better than in the same period last year. It came to an outstanding 92.0% (94.5%) for the first six months of 2006 and 87.2% (90.3%) for the second quarter.

The investment result in the first half of the year totalled €2.5bn (2.9bn), 14.1% lower than in the first half of 2005. Besides a very good result from the disposal of investments, it reflects the high expenses in life insurance of €330m incurred for the revaluation of the instruments used for hedging against changing interest rates. Particularly in the first quarter, rising interest rates caused a loss in the value of the options we had used to hedge against a prolonged low-interest-rate environment. Based on the values applying at the end of June, we could face further losses of €105m at most.

In July, an agreement was reached between the Balci family, who are the owners of the Turkish insurance group Isviçre, and the ERGO Insurance Group with regard to ERGO's acquiring 75% of the Isviçre Group shares. ERGO will thus enter the Turkish market, where Isviçre ranks fifth among the country's property-casualty insurers. Its overall premium volume in 2005 totalled €290m (local GAAP), around 85% of which came from property-casualty business and 15% from life and health insurance. With its focus on personal lines business and a product range covering all segments, Isviçre is a good fit for ERGO. We are thus excellently positioned to tap the business opportunities that the Turkish market will offer in the years to come.

Key primary insurance figures

		Q1–2 2006	Q1–2 2005*	Q2 2006	Q2 2005*
Gross premiums written	€bn	**8.5**	9.2	**4.0**	4.3
Loss ratio property-casualty	%	**56.3**	59.3	**52.6**	57.0
Expense ratio property-casualty	%	**34.2**	33.8	**32.3**	31.0
Combined ratio property-casualty	%	**90.5**	93.1	**84.9**	88.0
Combined ratio legal expenses insurance	%	**97.2**	99.6	**95.6**	99.5
Combined ratio property-casualty including legal expenses insurance	%	**92.0**	94.5	**87.2**	90.3
Investment result	€m	**2,504**	2,916	**1,440**	1,460
Result before impairment losses of goodwill	€m	**795**	499	**563**	299
Consolidated result	€m	**448**	324	**310**	203
Thereof attributable to minority interests	€m	**44**	31	**23**	17

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		30.6.2006	31.12.2005
Investments	€bn	**105.3**	105.9
Net underwriting provisions	€bn	**91.2**	90.7

Key figures of the ERGO Insurance Group

		Q1–2 2006	Q1–2 2005*	Q2 2006	Q2 2005*
Gross premiums written	€bn	**8.1**	8.1	**3.8**	3.8
Loss ratio property-casualty	%	**56.3**	57.6	**52.5**	54.5
Expense ratio property-casualty	%	**33.2**	33.7	**31.4**	32.2
Combined ratio property-casualty	%	**89.5**	91.3	**83.9**	86.6
Combined ratio legal expenses insurance	%	**97.2**	99.2	**95.6**	98.8
Combined ratio property-casualty including legal expenses insurance	%	**91.4**	93.2	**86.7**	89.4
Investment result	€m	**2,612**	2,662	**1,487**	1,308
Result before impairment losses of goodwill	€m	**797**	451	**549**	302
Consolidated result	€m	**450**	267	**305**	197
Thereof attributable to minority interests	€m	**23**	7	**10**	7

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

		30.6.2006	31.12.2005
Investments	€m	**99,766**	100,193
Equity	€m	**3,927**	4,117
Net underwriting provisions	€m	**91,505**	91,133

Asset management

- **Investment result of €4.8bn for the first six months**
- **Correction on the stock exchanges**
- **Slower upward trend for interest rates**

After a long run of sustained price increases, stock market investors experienced major corrections in the second quarter of 2006. The EURO STOXX 50 lost 5.3% in the second quarter, closing at 3,649 points. Those market segments that had grown particularly strongly in the recent past, such as commodities and emerging markets, suffered most from profit-taking.

Despite Federal Reserve inflation warnings, the US stock markets' lead index – the S&P 500 – was down only 1.9% in the period under review, falling to 1,270 points as at 30 June 2006. The Japanese Nikkei Index finished on 15,505 points at the end of June, which represents a decrease of 9.1% since the start of April. Towards the end of the quarter the stock markets stabilised near their level at the beginning of the year.

In the second quarter of 2006, yields in the eurozone again rose for all terms. The European Central Bank (ECB) increased its key interest rates for the second time this year by 25 basis points to 2.75%. Yields on ten-year German government bonds continued their upward climb from the first quarter, showing an improvement of 30 basis points in the second three months and moving up to 4.07%. This amounts to an increase of 77 basis points since the beginning of 2006. The ECB has indicated that a further tightening of monetary policy is necessary, so that there is additional potential for interest rate increases.

The picture in the USA is similar: two further increases in the Federal Funds Rate of 25 basis points each in the second quarter pushed the key rate of interest up to 5.25%, causing the yield on ten-year US government bonds to climb by 29 basis points (or 75 basis points since the start of the year) to 5.14%. As the USA is farther advanced in the interest-rate cycle, an end to the monetary policy tightening is expected in the third quarter.

As at 30 June 2006, Munich Re Group's investments had a carrying amount of €172.5bn (177.2bn). This figure represents a fall of €4.7bn or 2.7% since the beginning of January, primarily due to the stock market downturn and interest rate development. At market values, i.e. including off-balance-sheet valuation reserves, investments totalled €173.6bn (179.6bn).

As a result of the increased interest rates, the market values of our interest-bearing assets sank again, as in the first quarter. Net unrealised gains on fixed-interest securities available for sale thus shrank by €3.8bn since the beginning of the year. From an economic perspective, this is balanced by a compensating effect on our long-term liabilities, the value of which also falls if interest rates rise (although, of course, this does not consider any inflationary consequences). We also regard this increase in interest rates as positive in view of the higher yields we can achieve with new investments.

The decline on the stock markets had a further negative effect on our valuation reserves. Net unrealised gains on non-fixed-interest securities available for sale fell by 16.1% to €6.1bn on account of disposals and lower prices.

At the end of the first half of 2006, the valuation reserves for securities available for sale totalled €6.0bn (11.0bn).

Investment mix

All figures in €m*	Reinsurance Life and health 30.6. 2006	Reinsurance Life and health 31.12. 2005	Reinsurance Property-casualty 30.6. 2006	Reinsurance Property-casualty 31.12. 2005	Primary insurance Life and health 30.6. 2006	Primary insurance Life and health 31.12. 2005	Primary insurance Property-casualty 30.6. 2006	Primary insurance Property-casualty 31.12. 2005	Asset management 30.6. 2006	Asset management 31.12. 2005	Total 30.6. 2006	Total 31.12. 2005
Land and buildings, including buildings on third-party land	608	663	798	759	3,978	4,169	181	179	27	28	5,592	5,798
Investments in affiliated companies	22	18	26	20	40	34	56	101	12	11	156	184
Investments in associates	69	64	186	175	434	451	384	400	34	38	1,107	1,128
Loans	89	74	99	68	25,489	23,192	1,334	1,444	15	17	27,026	24,795
Other securities held to maturity	–	–	–	–	268	432	11	13	–	–	279	445
Other securities available for sale												
– Fixed-interest	16,410	17,478	27,405	27,487	47,918	50,106	3,949	4,010	25	25	95,707	99,106
– Non-fixed-interest	4,788	5,883	7,050	6,912	10,055	10,198	1,841	2,345	8	8	23,742	25,346
Other securities held for trading												
– Fixed-interest	19	13	828	545	31	32	317	310	–	–	1,195	900
– Non-fixed-interest	–	–	6	4	–	–	7	5	–	–	13	9
– Derivatives	98	133	127	151	268	685	12	1	–	–	505	970
Deposits retained on assumed reinsurance business	5,375	6,740	7,043	7,610	241	225	6	6	–	–	12,665	14,581
Other investments	220	321	594	539	696	638	214	276	1,233	705	2,957	2,479
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	1,528	1,430	–	–	–	–	1,528	1,430
Total	**27,693**	31,387	**44,162**	44,270	**90,946**	91,592	**8,312**	9,090	**1,354**	832	**172,472**	177,171

* After elimination of intra-Group transactions across segments.

Approximately 72% of our Group's assets have been placed in fixed-interest investments. The proportion of investments in equities and shareholdings at 30 June amounted to 13.8% on a book-value basis compared with 14.1% at the start of the year and 15.2% on 31 March 2006. The most recent decrease in the second quarter – by 1.4 percentage points – is again due to disposals and is in line with our investment strategy of reducing concentration risks.

Distribution of investments as at 30.6.2006 (31.12.2005)


Miscellaneous investments 11% (12%)
Shares and equity funds 13% (13%)
Fixed-interest securities 56% (57%)
Real estate 3% (3%)
Participating interests 1% (1%)
Loans 16% (14%)

We achieved an excellent investment result of €4,757m (4,974m) in the first six months of 2006. The second quarter result was €2,647m (2,517m). We took advantage of the favourable initial development of the stock market by selling shares in the first half of the quarter.

We realised gains of €854m (598m) from the disposal of investments in the second quarter, €910m (388m) of which was from non-fixed-interest securities available for sale.

The negative result from derivatives in the second quarter of 2006 derives primarily from write-downs of interest-hedging instruments owing to increased interest rates.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005
Land and buildings, including buildings on third-party land	**8**	10	**42**	26	**137**	81	**7**	–	**–**	–	**194**	117
Investments in affiliated companies	**–**	–	**–**	1	**15**	4	**19**	–1	**–**	–	**34**	4
Investments in associates	**3**	8	**21**	55	**–5**	90	**14**	14	**4**	–7	**37**	160
Loans	**1**	1	**2**	2	**533**	611	**28**	21	**–**	–	**564**	635
Other securities held to maturity	**–**	1	**–**	–	**10**	14	**–**	1	**–**	–	**10**	16
Other securities available for sale												
– Fixed-interest	**320**	471	**592**	528	**970**	1,442	**91**	122	**–**	–	**1,973**	2,563
– Non-fixed-interest	**220**	134	**941**	426	**1,133**	644	**195**	137	**–**	–	**2,489**	1,341
Other securities held for trading												
– Fixed-interest	**–**	–	**2**	2	**–**	3	**5**	2	**–**	–	**7**	7
– Non-fixed-interest	**–**	–	**–**	–	**1**	–	**–**	–	**–**	–	**1**	–
– Derivatives	**–36**	14	**–151**	48	**–395**	–92	**5**	–1	**–**	–	**–577**	–31
Deposits retained on assumed and ceded reinsurance, and other investments	**230**	295	**50**	33	**–47**	–49	**2**	6	**20**	20	**255**	305
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**–17**	83	**–**	–	**–**	–	**–17**	83
Expenses for the management of investments, other expenses	**16**	19	**70**	67	**116**	131	**11**	9	**–**	–	**213**	226
Total	**733**	**915**	**1,429**	**1,054**	**2,219**	**2,700**	**355**	**292**	**24**	**13**	**4,757**	**4,974**

* After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

All figures in €m*	Reinsurance Life and health Q2 2006	Reinsurance Life and health Q2 2005	Reinsurance Property-casualty Q2 2006	Reinsurance Property-casualty Q2 2005	Primary insurance Life and health Q2 2006	Primary insurance Life and health Q2 2005	Primary insurance Property-casualty Q2 2006	Primary insurance Property-casualty Q2 2005	Asset management Q2 2006	Asset management Q2 2005	Total Q2 2006	Total Q2 2005
Land and buildings, including buildings on third-party land	4	6	19	9	50	8	3	1	–2	–	74	24
Investments in affiliated companies	–	–	1	–	22	–	–1	–1	–	–	22	–1
Investments in associates	2	6	13	26	–2	60	10	12	1	–8	24	96
Loans	1	–	1	1	273	267	13	12	–	–	288	280
Other securities held to maturity	–	1	–	–	5	6	–	1	–	–	5	8
Other securities available for sale												
– Fixed-interest	160	238	270	263	470	717	47	59	–	–	947	1,277
– Non-fixed-interest	125	79	555	241	699	345	92	87	–	–	1,471	752
Other securities held for trading												
– Fixed-interest	–	–	–2	2	–	2	2	1	–	–	–	5
– Non-fixed-interest	–	–	–	–	1	–	–	–	–	–	1	–
– Derivatives	–14	9	–63	31	–67	–65	5	–2	–	–	–139	–27
Deposits retained on assumed and ceded reinsurance, and other investments	110	154	21	13	–19	–18	2	3	9	9	123	161
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	–64	55	–	–	–	–	–64	55
Expenses for the management of investments, other expenses	8	5	35	49	57	56	5	3	–	–	105	113
Total	380	488	780	537	1,311	1,321	168	170	8	1	2,647	2,517

* After elimination of intra-Group reinsurance across segments.

Our asset manager, MEAG, had assets totalling €175.2bn (179.3bn) under management as at 30 June 2006. €165.1bn (168.7bn) of this derives from the Munich Re Group's own investments.

As well as handling our Group's investments, MEAG also caters for investors outside the Group. Assets managed by MEAG for institutional clients outside the Group at the end of the quarter totalled €7.5bn (7.2bn).

In June 2006, the merger of ERGO Trust GmbH into MEAG MUNICH ERGO AssetManagement GmbH became legally effective upon entry in the commercial register. As a consequence, all transactions of ERGO Trust are attributed to MEAG retroactively as from the beginning of 2006. The private-client business managed by ERGO Trust until the end of 2005 remained with ERGO as from 2006 and has not been transferred to MEAG. This resulted in a decrease in assets managed for private clients to €2.6bn (3.4bn).

Prospects

- **Reinsurance markets still very attractive; successful treaty renewals**
- **Increased demand for private-provision products in life insurance**
- **Premiums in reinsurance and primary insurance stable overall**
- **Approximately three-quarters of year-end RORAC target of 15% after tax already earned**

This quarterly report contains forward-looking statements that are based on current assumptions and estimates of the management of Munich Re. Although we assume that the expectations expressed by these forward-looking statements are realistic, we cannot guarantee that they will prove to be accurate. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The factors that could cause such deviations include changes in the economic and business environment, exchange-rate and interest-rate fluctuations, and changes in our business strategy. Munich Re does not plan to update these forward-looking statements or to conform them to future events or developments, nor does it undertake to do so.

Moreover, there are various reasons why the quarterly results of insurance companies, including Munich Re, do not allow reliable conclusions to be drawn with regard to the further course of business and thus for the overall results of the business year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events from previous periods can also lead to substantial fluctuations in future quarterly results. Furthermore, gains and losses on the disposal of investments and write-downs of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than significant pointers to future quarters and thus to the result for the year that may be expected.

Reinsurance

A global consolidation trend towards larger insurance groups is emerging among our primary insurer clients, which in the medium term is likely to increase the risk-bearing capacity and retentions of the newly formed groups and, with all other things remaining equal, would tend to lower their need for reinsurance. Conversely, it can be expected that the important European Solvency II initiative – which is aimed at harmonising and fundamentally reforming insurance supervisory regulations – will stimulate demand among insurers generally, as it will lead to greater risk awareness and enable reinsurance to fully develop its potential as an ideal risk management tool. Most national legislators and regulators will take the first steps towards a supervisory practice compatible with Solvency II well before mandatory introduction of the new regulations into European law. This will create interesting growth perspectives for reinsurance in the years to come, although these aspects have not had any significant impact yet in 2006.

In property-casualty reinsurance business, market developments continue to reflect the improved perception of growth in risks. The renewals for sections of our US and Latin American business at 1 July which, as experience shows, are an early indicator of the year-end renewals, provided reinsurers with very attractive prices, terms and conditions. We were able to charge substantially higher premiums than in the previous year, not only among loss-affected treaties. This was largely attributable to the fact that the relevant natural catastrophe scenarios have been reassessed by professional risk modellers and the weightings in the rating agencies' models have changed in the wake of the high hurricane losses in 2004 and 2005.

In life reinsurance, we expect gross premiums for 2006 to remain stable.

In the health segment, many avenues for profitable growth are currently opening up, for instance as a consequence of the greater cooperation between Munich Re and DKV in selected foreign markets. We intend to utilise the opportunities in primary insurance and reinsurance and in the area of services by specifically tailoring our approach to each market.

Overall, reinsurance business performed well in the first half of the year. With the peak hurricane season still ahead of us, however, we must expect a seasonal increase in natural catastrophe losses in the second half of the year. We are nevertheless confident of being able to achieve a combined ratio of under 97% in reinsurance, even if the number of major losses rises in the coming months. Barring any exceptional movements in exchange rates, our gross premium income will probably remain stable in 2006, in the range of €22–23bn. If underwriting business performs as expected and capital markets remain as they are, we anticipate an annual profit of €2.1–2.3bn in the reinsurance segment.

Primary insurance

In life insurance, the demand for private-provision products is likely to remain strong in 2006. Particularly the sales of "Riester" and "basic" pension products are expected to grow further in the second half of 2006. We also anticipate that company pension products will experience growth.

All in all, the level of gross premiums written in life insurance is likely to remain steady in 2006, whilst total premium income – adjusted for the sale of Karlsruher Insurance Group – (including the savings premiums of unit-linked life insurance and capitalisation products like "Riester" pensions) should increase slightly.

In the health segment, we forecast further growth in supplementary health insurance, which is designed to close the widening gaps in statutory health cover. The ongoing debate about health reform in Germany continues to engender uncertainty, despite the Federal Government's reform resolutions, so it is unlikely that there will be any major growth impetus from comprehensive health cover. All in all, we are proceeding on the assumption that premium volume in health insurance will grow moderately in 2006.

Premiums in the property-casualty segment will experience only moderate development in the second half-year, as positive macroeconomic stimuli are still lacking. We expect premiums to remain stable overall.

In legal expenses insurance, we see good medium-term opportunities in the field of legal advice, which is already being provided successfully abroad. Premium volume should rise in this line of insurance in 2006, particularly because of good growth in foreign business.

The purchase of a majority stake in the Turkish insurance group, Isviçre, agreed on a few days ago, is likely to become legally effective in the fourth quarter of 2006. Isviçre, whose business is geared to private clients and small and medium-sized firms, wrote gross premium income of about €290m and achieved an annual profit of around €7m in 2005 (local GAAP figures). The acquisition will not have a significant influence on our consolidated result in the current business year.

If claims experience is normal, we anticipate that our annual profit will range between €600m and €700m for 2006. At €16.5–17.0bn, gross premiums written should reach roughly the same level as last year when adjusted for the sale of Karlsruher Insurance Group, and the combined ratio should remain below 95%.

Munich Re Group

Our expectation is that the Munich Re Group's consolidated gross premiums written for 2006 will be in the range of €37–38bn, a level which – adjusted for the sale of Karlsruher Insurance Group – is about the same as last year's. For our investments we expect a return of 4.5% on their average market value, which would be equivalent to around €8bn.

Our target is a return of 15% on risk-adjusted capital (RORAC) after tax, which on the basis of the situation at the turn of the year 2005/2006, would approximate to a consolidated profit of between €2.6bn and €2.8bn. With a consolidated profit of €2.1bn in the first six months, we have already achieved around three-quarters of the higher amount. We are thus confident of being able to attain our annual target even with a – seasonally-related – increase in the major-loss burden or further moderate declines in share prices on the capital markets.

Munich, August 2006

The Board of Management



Consolidated balance sheet as at 30 June 2006

Assets				31.12.2005*		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,170		3,264	–94	–2.9
II. Other intangible assets		1,007		1,036	–29	–2.8
			4,177	4,300	–123	–2.9
B. Investments						
I. Land and buildings, including buildings on third-party land		5,592		5,798	–206	–3.6
II. Investments in affiliated companies and associates		1,263		1,312	–49	–3.7
III. Loans		27,026		24,795	2,231	9.0
IV. Other securities						
1. Held to maturity	279			445	–166	–37.3
2. Available for sale	119,449			124,452	–5,003	–4.0
3. Held for trading	1,713			1,879	–166	–8.8
		121,441		126,776	–5,335	–4.2
V. Deposits retained on assumed reinsurance		12,665		14,581	–1,916	–13.1
VI. Other investments		2,957		2,479	478	19.3
			170,944	175,741	–4,797	–2.7
C. Investments for the benefit of life insurance policyholders who bear the investment risk			1,528	1,430	98	6.9
D. Ceded share of underwriting provisions			6,860	7,980	–1,120	–14.0
E. Receivables			9,223	9,648	–425	–4.4
F. Cash with banks, cheques and cash in hand			2,021	2,337	–316	–13.5
G. Deferred acquisition costs						
– Gross		8,324		8,222	102	1.2
– Ceded share		93		98	–5	–5.1
– Net			8,231	8,124	107	1.3
H. Deferred tax			5,894	5,213	681	13.1
I. Other assets			3,524	3,964	–440	–11.1
Total assets			212,402	218,737	–6,335	–2.9

*Adjusted owing to first-time application of IAS 19 (rev. 2004). Details can be found in the notes on recognition and measurement.

Equity and liabilities			31.12.2005*		Change
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	7,388		7,388	–	–
II. Retained earnings	9,696		7,777	1,919	24.7
III. Other reserves	3,795		6,100	–2,305	–37.8
IV. Consolidated result attributable to Munich Re equity holders	2,084		2,679	–595	–22.2
V. Minority interests	393		453	–60	–13.2
		23,356	24,397	–1,041	–4.3
B. Subordinated liabilities		3,408	3,408	–	–
C. Gross underwriting provisions					
I. Unearned premiums	6,409		6,153	256	4.2
II. Provision for future policy benefits	94,316		94,445	–129	–0.1
III. Provision for outstanding claims	48,034		49,380	–1,346	–2.7
IV. Other underwriting provisions	8,974		10,534	–1,560	–14.8
		157,733	160,512	–2,779	–1.7
D. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders		1,678	1,516	162	10.7
E. Other accrued liabilities		5,089	4,926	163	3.3
F. Liabilities					
I. Notes and debentures	824		1,097	–273	–24.9
II. Deposits retained on ceded business	2,383		3,392	–1,009	–29.7
III. Other liabilities	10,431		12,288	–1,857	–15.1
		13,638	16,777	–3,139	–18.7
G. Deferred tax liabilities		7,500	7,201	299	4.2
Total equity and liabilities		212,402	218,737	–6,335	–2.9

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement for the period 1 January to 30 June 2006

Items	Q1–2 2006 €m	Q1–2 2006 €m	Q1–2 2006 €m	Q1–2 2005* €m	€m	Change %
Gross premiums written	19,063			19,380	–317	–1.6
1. Earned premiums						
– Gross	18,603			18,818	–215	–1.1
– Ceded	914			948	–34	–3.6
– Net		17,689		17,870	–181	–1.0
2. Investment result		4,757		4,974	–217	–4.4
Thereof:						
– Income from associates		37		160	–123	–76.9
3. Other income		916		794	122	15.4
Total income (1–3)			23,362	23,638	–276	–1.2
4. Net expenses for claims and benefits						
– Gross	15,324			16,633	–1,309	–7.9
– Ceded share	579			669	–90	–13.5
– Net		14,745		15,964	–1,219	–7.6
5. Operating expenses						
– Gross	4,461			4,734	–273	–5.8
– Ceded share	243			201	42	20.9
– Net		4,218		4,533	–315	–6.9
6. Other expenses		1,077		902	175	19.4
Total expenses (4–6)			20,040	21,399	–1,359	–6.4
7. Result before impairment losses of goodwill			3,322	2,239	1,083	48.4
8. Impairment losses of goodwill			–	4	–4	–100.0
9. Operating result			3,322	2,235	1,087	48.6
10. Finance costs			164	204	–40	–19.6
11. Taxes on income			1,029	1,155	–126	–10.9
12. Consolidated result			2,129	876	1,253	143.0
Thereof:						
– Attributable to Munich Re equity holders			2,084	846	1,238	146.3
– Attributable to minority interests			45	30	15	50.0
			€	€	€	%
Earnings per share			9.14	3.70	5.44	147.0

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement for the period 1 April to 30 June 2006

Items	Q2 2006 €m	Q2 2006 €m	Q2 2006 €m	Q2 2005* €m	€m	Change %
Gross premiums written	9,027			9,220	–193	–2.1
1. Earned premiums						
– Gross	9,280			9,548	–268	–2.8
– Ceded	469			495	–26	–5.3
– Net		8,811		9,053	–242	–2.7
2. Investment result		2,647		2,517	130	5.2
Thereof:						
– Income from associates		24		96	–72	–75.0
3. Other income		485		476	9	1.9
Total income (1–3)			11,943	12,046	–103	–0.9
4. Net expenses for claims and benefits						
– Gross	7,609			8,451	–842	–10.0
– *Ceded share*	246			300	–54	–18.0
– Net		7,363		8,151	–788	–9.7
5. Operating expenses						
– Gross	2,240			2,382	–142	–6.0
– Ceded share	115			103	12	11.7
– Net		2,125		2,279	–154	–6.8
6. Other expenses		604		514	90	17.5
Total expenses (4–6)			10,092	10,944	–852	–7.8
7. Result before impairment losses of goodwill			1,851	1,102	749	68.0
8. Impairment losses of goodwill			–	4	–4	–100.0
9. Operating result			1,851	1,098	753	68.6
10. Finance costs			78	101	–23	–22.8
11. Taxes on income			623	812	–189	–23.3
12. Consolidated result			1,150	185	965	521.6
Thereof:						
– Attributable to Munich Re equity holders			1,125	167	958	573.7
– Attributable to minority interests			25	18	7	38.9
			€	€	€	%
Earnings per share			4.94	0.73	4.21	576.7

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement (quarterly breakdown)

Items	Q2 2006 €m	Q1 2006 €m	Q4 2005[1] €m	Q3 2005[1,2] €m	Q2 2005[1] €m	Q1 2005[1] €m
Gross premiums written	**9,027**	10,036	9,574	9,245	9,220	10,160
1. Earned premiums						
– Gross	**9,280**	9,323	9,999	9,434	9,548	9,270
– Ceded	**469**	445	593	500	495	453
– Net	**8,811**	8,878	9,406	8,934	9,053	8,817
2. Investment result	**2,647**	2,110	2,766	3,078	2,517	2,457
Thereof:						
– Income from associates	**24**	13	971	–	96	64
3. Other income	**485**	431	355	316	476	318
Total income (1–3)	**11,943**	11,419	12,527	12,328	12,046	11,592
4. Net expenses for claims and benefits						
– Gross	**7,609**	7,715	8,946	9,981	8,451	8,182
– Ceded share	**246**	333	716	823	300	369
– Net	**7,363**	7,382	8,230	9,158	8,151	7,813
5. Operating expenses						
– Gross	**2,240**	2,221	2,575	2,300	2,382	2,352
– Ceded share	**115**	128	85	158	103	98
– Net	**2,125**	2,093	2,490	2,142	2,279	2,254
6. Other expenses	**604**	473	552	372	514	388
Total expenses (4–6)	**10,092**	9,948	11,272	11,672	10,944	10,455
7. Result before impairment losses of goodwill	**1,851**	1,471	1,255	656	1,102	1,137
8. Impairment losses of goodwill	**–**	–	3	–	4	–
9. Operating result	**1,851**	1,471	1,252	656	1,098	1,137
10. Finance costs	**78**	86	88	86	101	103
11. Taxes on income	**623**	406	–197	56	812	343
12. Consolidated result	**1,150**	979	1,361	514	185	691
Thereof:						
– Attributable to Munich Re equity holders	**1,125**	959	1,339	494	167	679
– Attributable to minority interests	**25**	20	22	20	18	12
	€m	€m	€m	€m	€m	€m
Earnings per share	**4.94**	4.20	5.87	2.17	0.73	2.97

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Group statement of changes in equity

All figures in €m	Issued capital	Capital reserve	Retained earnings: Retained earnings before deduction of own shares	Retained earnings: Own shares held	Other reserves: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests[2]	Total equity
	Equity attributable to Munich Re equity holders									
Status at 31.12.2005[1]	**588**	**6,800**	**7,978**	**–201**	**6,128**	**–34**	**6**	**2,679**	**453**	**24,397**
Currency translation	–	–	–	–	–	–448	–	–	–1	–449
Allocation to retained earnings	–	–	1,972	–	–	–	–	–1,972	–	–
Change in consolidated group	–	–	13	–	–	–	–	–	–55	–42
Change resulting from valuation at equity	–	–	4	–	7	–	–	–	–	11
Unrealised gains and losses on investments	–	–	–	–	–1,860	–	–	–	–35	–1,895
Consolidated result	–	–	–	–	–	–	–	2,084	45	2,129
Dividend	–	–	–	–	–	–	–	–707	–	–707
Change in own shares held	–	–	–	–53	–	–	–	–	–	–53
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–17	–	–	–	–	–	–14	–31
Status at 30.6.2006	**588**	**6,800**	**9,950**	**–254**	**4,275**	**–482**	**2**	**2,084**	**393**	**23,356**

[1] Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2] Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Group statement of changes in equity

All figures in €m	Issued capital	Capital reserve	Retained earnings: Retained earnings before deduction of own shares	Retained earnings: Own shares held	Other reserves: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests[2]	Total equity
	Equity attributable to Munich Re equity holders									
Status at 31.12.2004	**588**	**6,800**	**7,031**	**–158**	**4,621**	**–674**	**10**	**1,833**	**441**	**20,492**
Currency translation	–	–	–	–	–	451	–	–	1	452
Allocation to retained earnings	–	–	1,376	–	–	–	–	–1,376	–	–
Change in consolidated group	–	–	–13	–	–	–	–	–	3	–10
Change resulting from valuation at equity	–	–	–24	–	77	–	–	–	1	54
Unrealised gains and losses on investments	–	–	–	–	585	–	–	–	22	607
Consolidated result	–	–	–	–	–	–	–	846	30	876
Dividend	–	–	–	–	–	–	–	–457	–	–457
Change in own shares held	–	–	–	–45	–	–	–	–	–	–45
Changes from cash flow hedges	–	–	–	–	–	–	–4	–	–	–4
Other changes	–	–	–177	–	–	–8	–	–	–65	–250
Status at 30.6.2005	**588**	**6,800**	**8,193**	**–203**	**5,283**	**–231**	**6**	**846**	**433**	**21,715**

[1]Adjusted owing to first-time application of IAS 19 (rev. 2004).
[2]Adjusted owing to first-time application of IAS 1 (rev. 2003) in the business year 2005. Details can be found in the notes on recognition and measurement in our Group Annual Report 2005.

Consolidated cash flow statement for the period 1 January to 30 June 2006

	Q1–2 2006 €m	Q1–2 2005* €m
Consolidated result	**2,129**	876
Net change in underwriting provisions	**1,413**	5,774
Change in deferred acquisition costs	**–133**	–200
Change in deposits retained and accounts receivable and payable	**273**	–253
Change in other receivables and liabilities	**817**	478
Gains and losses on the disposal of investments	**–1,778**	–1,507
Change in securities held for trading	**–568**	–1,125
Change in other balance sheet items	**541**	355
Other income/expenses without impact on cash flow	**918**	–82
I. Cash flows from operating activities	**3,612**	4,316
Inflows from the sale of consolidated companies	**10**	–
Outflows from the acquisition of consolidated companies	**–**	28
Change from the acquisition, sale and maturities of other investments	**–2,261**	–673
Change from the acquisition and sale of investments for unit-linked life insurance	**–118**	–130
Other	**70**	–755
II. Cash flows from investing activities	**–2,299**	–1,586
Inflows from increases in capital	**–**	–
Dividend payments	**719**	468
Change from other financing activities	**–896**	–1,639
III. Cash flows from financing activities	**–1,615**	–2,107
Cash flows for the business year (I+II+III)	**–302**	623
Effects of exchange rate changes on cash	**–14**	11
Cash at the beginning of the business year	**2,337**	2,027
Cash at the end of the business year	**2,021**	2,661

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Segment reporting

Assets	Reinsurance			
	Life and health		Property-casualty	
	30.6.2006 €m	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m
A. Intangible assets	**284**	267	**1,267**	1,374
B. Investments				
I. Land and buildings, including buildings on third-party land	**608**	663	**798**	759
II. Investments in affiliated companies and associates	**2,556**	2,910	**3,290**	3,238
III. Loans	**94**	310	**105**	323
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**21,198**	23,361	**34,455**	34,399
3. Held for trading	**117**	146	**961**	700
	21,315	23,507	**35,416**	35,099
V. Deposits retained on assumed reinsurance	**7,561**	9,089	**9,801**	10,205
VI. Other investments	**325**	321	**724**	539
	32,459	36,800	**50,134**	50,163
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of underwriting provisions	**1,000**	1,647	**3,817**	4,077
E. Other segment assets	**6,492**	6,177	**9,560**	10,426
Total segment assets	**40,235**	44,891	**64,778**	66,040

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.6.2006 €m	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m
	1,738	1,748	**902**	929	**7**	6	**–21**	–24	**4,177**	4,300
	3,978	4,170	**181**	179	**28**	28	**–1**	–1	**5,592**	5,798
	966	994	**3,350**	3,506	**81**	95	**–8,980**	–9,431	**1,263**	1,312
	27,060	24,808	**1,383**	1,514	**113**	151	**–1,729**	–2,311	**27,026**	24,795
	268	432	**11**	13	**–**	–	**–**	–	**279**	445
	57,973	60,304	**5,837**	6,385	**13**	33	**–27**	–30	**119,449**	124,452
	299	717	**336**	316	**–**	–	**–**	–	**1,713**	1,879
	58,540	61,453	**6,184**	6,714	**13**	33	**–27**	–30	**121,441**	126,776
	244	229	**18**	18	**–**	–	**–4,959**	–4,960	**12,665**	14,581
	1,174	638	**717**	276	**1,243**	705	**–1,226**	–	**2,957**	2,479
	91,962	92,292	**11,833**	12,207	**1,478**	1,012	**–16,922**	–16,733	**170,944**	175,741
	1,528	1,430	**–**	–	**–**	–	**–**	–	**1,528**	1,430
	6,519	6,817	**1,792**	1,701	**–**	–	**–6,268**	–6,262	**6,860**	7,980
	10,929	11,097	**3,479**	3,990	**182**	203	**–1,749**	–2,607	**28,893**	29,286
	[illegible]2,676	113,384	**18,606**	18,827	**1,667**	1,221	**–24,960**	–25,626	**212,402**	218,737

Segment reporting

Equity and liabilities

	Reinsurance			
	Life and health		Property-casualty	
	30.6.2006 €m	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m
A. Subordinated liabilities	**1,343**	1,453	**1,674**	1,561
B. Gross underwriting provisions				
I. Unearned premiums	**166**	209	**4,763**	4,865
II. Provision for future policy benefits	**17,179**	18,675	**712**	702
III. Provision for outstanding claims	**5,092**	5,493	**37,075**	38,080
IV. Other underwriting provisions	**977**	888	**301**	190
	23,414	25,265	**42,851**	43,837
C. Gross underwriting provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**789**	739	**1,533**	1,458
E. Other segment liabilities	**3,857**	3,807	**6,597**	8,397
Total segment liabilities	**29,403**	**31,264**	**52,655**	**55,253**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
30.6.2006 €m	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m	**30.6.2006 €m**	31.12.2005* €m
2	19	**401**	404	**–**	–	**–12**	–29	**3,408**	3,408
128	86	**1,657**	1,221	**–**	–	**–305**	–228	**6,409**	6,153
80,993	79,647	**248**	224	**–**	–	**–4,816**	–4,803	**94,316**	94,445
1,991	1,993	**4,764**	4,765	**–**	–	**–888**	–951	**48,034**	49,380
7,903	9,669	**107**	104	**–**	–	**–314**	–317	**8,974**	10,534
91,015	91,395	**6,776**	6,314	**–**	–	**–6,323**	–6,299	**157,733**	160,512
1,678	1,516	**–**	–	**–**	–	**–**	–	**1,678**	1,516
1,197	1,195	**1,613**	1,547	**36**	66	**–79**	–79	**5,089**	4,926
14,554	14,698	**4,311**	5,319	**1,476**	1,035	**–9,657**	–9,278	**21,138**	23,978
[illegible]	108,823	**13,101**	13,584	**1,512**	1,101	**–16,071**	–15,685	**189,046**	194,340
						Equity		**23,356**	24,397
						Total equity and liabilities		**212,402**	218,737

Segment reporting

Income statement 1.1.–30.6.2006			Reinsurance	
	Life and health		Property-casualty	
	Q1–2 2006 €m	Q1–2 2005* €m	**Q1–2 2006 €m**	Q1–2 2005* €m
Gross premiums written	**3,899**	3,907	**7,434**	7,326
Thereof:				
– From insurance transactions with other segments	**366**	472	**432**	530
– From insurance transactions with external third parties	**3,533**	3,435	**7,002**	6,796
1. *Earned premiums*				
– Gross	**3,933**	3,902	**7,335**	7,107
– Ceded	**230**	209	**476**	498
– Net	**3,703**	3,693	**6,859**	6,609
2. Investment result	**832**	925	**1,521**	1,254
Thereof:				
– Income from associates	**3**	8	**21**	55
3. Other income	**157**	146	**301**	274
Total income (1–3)	**4,692**	4,764	**8,681**	8,137
4. Net expenses for claims and benefits				
– Gross	**3,034**	3,138	**4,721**	5,082
– Ceded share	**164**	143	**247**	358
– Net	**2,870**	2,995	**4,474**	4,724
5. Operating expenses				
– Gross	**1,111**	1,093	**1,969**	2,018
– Ceded share	**68**	49	**139**	139
– Net	**1,043**	1,044	**1,830**	1,879
6. Other expenses	**183**	142	**386**	277
Total expenses (4–6)	**4,096**	4,181	**6,690**	6,880
7. Result before impairment losses of goodwill	**596**	583	**1,991**	1,257
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**596**	583	**1,991**	1,257
10. Finance costs	**48**	46	**81**	116
11. Taxes on income	**221**	143	**481**	850
12. Consolidated result	**327**	394	**1,429**	291
Thereof:				
– Attributable to Munich Re equity holders	**327**	394	**1,429**	291
– Attributable to minority interests	**–**	–	**–**	–

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance: Life and health Q1–2 2006 €m	Primary insurance: Life and health Q1–2 2005* €m	Primary insurance: Property-casualty Q1–2 2006 €m	Primary insurance: Property-casualty Q1–2 2005* €m	Asset management Q1–2 2006 €m	Asset management Q1–2 2005* €m	Consolidation Q1–2 2006 €m	Consolidation Q1–2 2005* €m	Total Q1–2 2006 €m	Total Q1–2 2005* €m
	5,691	6,160	2,847	3,000	–	–	–808	–1,013	19,063	19,380
	1	1	9	10	–	–	–808	–1,013	–	–
	5,690	6,159	2,838	2,990	–	–	–	–	19,063	19,380
	5,649	6,127	2,416	2,577	–	–	–730	–895	18,603	18,818
	445	556	493	580	–	–	–730	–895	914	948
	5,204	5,571	1,923	1,997	–	–	–	–	17,689	17,870
	2,119	2,584	385	332	28	16	–128	–137	4,757	4,974
	–5	90	14	14	4	–7	–	–	37	160
	423	422	374	372	167	128	–506	–548	916	794
	7,746	8,577	2,682	2,701	195	144	–634	–685	23,362	23,638
	6,687	7,629	1,416	1,552	–	–	–534	–768	15,324	16,633
	414	568	292	341	–	–	–538	–741	579	669
	6,273	7,061	1,124	1,211	–	–	4	–27	14,745	15,964
	792	1,029	806	861	–	–	–217	–267	4,461	4,734
	122	120	129	159	–	–	–215	–266	243	201
	670	909	677	702	–	–	–2	–1	4,218	4,533
	465	442	424	454	154	117	–535	–530	1,077	902
	7,408	8,412	2,225	2,367	154	117	–533	–558	20,040	21,399
	338	165	457	334	41	27	–101	–127	3,322	2,239
	–	–	–	4	–	–	–	–	–	4
	338	165	457	330	41	27	–101	–127	3,322	2,235
	1	1	33	41	2	1	–1	–1	164	204
	191	58	122	71	12	17	2	16	1,029	1,155
	146	106	302	218	27	9	–102	–142	2,129	876
	127	92	277	201	27	11	–103	–143	2,084	846
	19	14	25	17	–	–2	1	1	45	30

Segment reporting

Income statement 1.4–30.6.2006	Reinsurance			
	Life and health		Property-casualty	
	Q2 2006 €m	Q2 2005* €m	**Q2 2006 €m**	Q2 2005* €m
Gross premiums written	**1,954**	1,983	**3,389**	3,409
Thereof:				
– From insurance transactions with other segments	**180**	225	**97**	220
– *From insurance transactions with external third parties*	**1,774**	1,758	**3,292**	3,189
1. Earned premiums				
– Gross	**1,924**	1,990	**3,615**	3,570
– Ceded	**109**	112	**226**	253
– Net	**1,815**	1,878	**3,389**	3,317
2. Investment result	**442**	495	**856**	670
Thereof:				
– *Income from associates*	**1**	*6*	**13**	*26*
3. Other income	**85**	93	**154**	175
Total income (1–3)	**2,342**	2,466	**4,399**	4,162
4. Net expenses for claims and benefits				
– Gross	**1,465**	1,483	**2,313**	2,716
– Ceded share	**61**	21	**87**	230
– Net	**1,404**	1,462	**2,226**	2,486
5. Operating expenses				
– Gross	**562**	617	**949**	1,023
– Ceded share	**33**	51	**57**	50
– Net	**529**	566	**892**	973
6. Other expenses	**111**	84	**226**	162
Total expenses (4–6)	**2,044**	2,112	**3,344**	3,621
7. Result before impairment losses of goodwill	**298**	**354**	**1,055**	**541**
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	**298**	354	**1,055**	541
10. Finance costs	**26**	19	**33**	61
11. Taxes on income	**128**	73	**251**	661
12. Consolidated result	**144**	**262**	**771**	**–181**
Thereof:				
– Attributable to Munich Re equity holders	**144**	**262**	**771**	**–181**
– *Attributable to minority interests*	**–**	**–**	**–**	**–**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	Q2 2006 €m	Q2 2005* €m	**Q2 2006 €m**	Q2 2005* €m	**Q2 2006 €m**	Q2 2005* €m	**Q2 2006 €m**	Q2 2005* €m	**Q2 2006 €m**	Q2 2005* €m
	2,835	3,058	**1,129**	1,220	**–**	–	**–280**	–450	**9,027**	9,220
	–	–	**3**	5	**–**	–	**–280**	–450	**–**	–
	2,835	3,058	**1,126**	1,215	**–**	–	**–**	–	**9,027**	9,220
	2,850	3,072	**1,218**	1,333	**–**	–	**–327**	–417	**9,280**	9,548
	221	262	**240**	285	**–**	–	**–327**	–417	**469**	495
	2,629	2,810	**978**	1,048	**–**	–	**–**	–	**8,811**	9,053
	1,255	1,269	**185**	191	**11**	3	**–102**	–111	**2,647**	2,517
	–1	60	**10**	12	**1**	–8	**–**	–	**24**	96
	215	221	**205**	191	**79**	66	**–253**	–270	**485**	476
	4,099	4,300	**1,368**	1,430	**90**	69	**–355**	–381	**11,943**	12,046
	3,413	3,876	**682**	776	**–**	–	**–264**	–400	**7,609**	8,451
	221	263	**141**	160	**–**	–	**–264**	–374	**246**	300
	3,192	3,613	**541**	616	**–**	–	**–**	–26	**7,363**	8,151
	437	466	**392**	424	**–**	–	**–100**	–148	**2,240**	2,382
	59	65	**65**	81	**–**	–	**–99**	–144	**115**	103
	378	401	**327**	343	**–**	–	**–1**	–4	**2,125**	2,279
	249	219	**217**	239	**70**	59	**–269**	–249	**604**	514
	3,819	4,233	**1,085**	1,198	**70**	59	**–270**	–279	**10,092**	10,944
	280	67	**283**	232	**20**	10	**–85**	–102	**1,851**	1,102
	–	–	**–**	4	**–**	–	**–**	–	**–**	4
	280	67	**283**	228	**20**	10	**–85**	–102	**1,851**	1,098
	–	–	**19**	21	**1**	–	**–1**	–	**78**	101
	136	17	**98**	54	**6**	10	**4**	–3	**623**	812
	[illegible]	50	**166**	153	**13**	–	**–88**	–99	**1,150**	185
	[illegible]	42	**157**	144	**13**	1	**–90**	–101	**1,125**	167
	[illegible]	8	**9**	9	**[illegible]**	–1	**2**	2	**25**	18

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	30.6.2006 €m	31.12.2005 €m	**30.6.2006 €m**	31.12.2005 €m	**30.6.2006 €m**	31.12.2005 €m	**30.6.2006 €m**	31.12.2005 €m
Europe	**41,905**	43,942	**96,512**	97,902	**1,272**	804	**139,689**	142,648
North America	**25,501**	27,360	**1,505**	1,426	**23**	23	**27,029**	28,809
Asia and Australasia	**2,973**	2,776	**963**	1,024	**9**	5	**3,945**	3,805
Africa, Near and *Middle East*	**661**	753	**161**	81	**–**	–	**822**	834
Latin America	**820**	826	**117**	249	**50**	–	**987**	1,075
Total	**71,860**	**75,657**	**99,258**	**100,682**	**1,354**	**832**	**172,472**	**177,171**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1–2 2006 €m	Q1–2 2005 €m	**Q1–2 2006 €m**	Q1–2 2005 €m	**Q1–2 2006 €m**	Q1–2 2005 €m
Europe	**5,274**	5,390	**8,316**	9,026	**13,590**	14,416
North America	**3,532**	3,312	**115**	53	**3,647**	3,365
Asia and Australasia	**934**	938	**61**	43	**995**	981
Africa, Near and Middle East	**382**	333	**27**	25	**409**	358
Latin America	**413**	258	**9**	2	**422**	260
Total	**10,535**	**10,231**	**8,528**	**9,149**	**19,063**	**19,380**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q2 2006 €m	Q2 2005 €m	**Q2 2006 €m**	Q2 2005 €m	**Q2 2006 €m**	Q2 2005 €m
Europe	**2,495**	2,529	**3,846**	4,200	**6,341**	6,729
North America	**1,797**	1,679	**63**	37	**1,860**	1,716
Asia and Australasia	**405**	437	**34**	29	**439**	466
Africa, Near and Middle East	**199**	166	**11**	7	**210**	173
Latin America	**170**	136	**7**	–	**177**	136
Total	**5,066**	**4,947**	**3,961**	**4,273**	**9,027**	**9,220**

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement

This quarterly report as at 30 June 2006 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2006. Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2005. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

The following effects from the first-time application of new or amended IFRSs are of significance:

IAS 19, Employee Benefits, was amended in December 2004 and now provides the option of recognising actuarial gains and losses from defined benefit plans directly in equity, outside profit or loss. We are taking advantage of this option as from 1 January 2006. Hitherto, actuarial gains or losses were recognised as income or expense if at the end of the previous reporting period they exceeded the greater of 10% of the present value of the vested benefits or 10% of the fair value of the plan assets (corridor method).

In accordance with IAS 8 and the transitional provisions, the figures for the previous year have been adjusted retrospectively, without impact on profit or loss. The effects on the consolidated balance sheet as at 31 December 2005 and the consolidated income statement for 2005 are shown in our quarterly report as at 31 March 2006.

Owing to a one-off adjustment in preparing the IFRS figures of the consolidated special funds, retained earnings were reduced by €21m.

In order to provide more accurate information, the method used for eliminating intercompany profits of intra-Group transactions has been modified and standardised Group-wide. As changes in accounting methods have to be applied retrospectively, retained earnings have been reduced by €21m.

A top-up payment made by Munich Reinsurance Company to the Munich Re pension fund in the second quarter of 2006 has been accounted for by reducing retained earnings by €15m, without impact on profit or loss.

Changes in the consolidated group

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT system specialist. The governing bodies and cartel authorities have given the formal approvals still outstanding when the agreements were signed, so that the sale was completed in the first quarter of 2006.

The special-purpose vehicle Carillon Ltd., used for issuing catastrophe bonds to mitigate possible burdens from the hurricane season in the USA, was consolidated for the first time in the second quarter of 2006. There were no other significant changes in the group of consolidated companies in the first six months of 2006.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates	Balance sheet		Income statement		Income statement	
Rate for €1	**30.6.2006**	31.12.2005	**Q2 2006**	Q1 2006	Q2 2005	Q1 2005
Australian dollar	**1.72105**	1.60800	**1.68371**	1.62793	1.63782	1.68700
Canadian dollar	**1.42195**	1.37790	**1.41098**	1.38917	1.56661	1.60773
Pound sterling	**0.69135**	0.68710	**0.68804**	0.68640	0.67843	0.69373
Rand	**9.11900**	7.48125	**8.12931**	7.40214	8.07194	7.87516
Swiss franc	**1.56635**	1.55460	**1.56350**	1.55929	1.54375	1.54902
US dollar	**1.27865**	1.17955	**1.25700**	1.20220	1.25887	1.31156
Yen	**146.1690**	139.2220	**143.7610**	140.5450	135.3510	137.0570

Intangible assets

All figures in €m	30.6.2006	31.12.2005
I. Goodwill	3,170	3,264
II. Other intangible assets	1,007	1,036
– *Software*	377	393
– Purchased insurance portfolios	568	577
– Other	62	66
Total	4,177	4,300

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
All figures in €m	**30.6.2006**	31.12.2005	**30.6.2006**	31.12.2005	**30.6.2006**	31.12.2005
Fixed-interest securities	**95,707**	99,106	**–151**	3,652	**95,858**	95,454
Non-fixed-interest securities						
– Shares	**21,385**	22,523	**5,787**	6,874	**15,598**	15,649
– Investment funds	**1,805**	1,911	**319**	336	**1,486**	1,575
– Others	**552**	912	**33**	111	**519**	801
	23,742	25,346	**6,139**	7,321	**17,603**	18,025
Total	119,449	124,452	5,988	10,973	**113,461**	113,479

Minority interests
These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.6.2006	31.12.2005*
Unrealised gains and losses	50	85
Consolidated result	36	75
Other equity	307	293
Total	393	453

*Adjusted owing to first-time application of IAS 19 (rev. 2004) and the first-time application of IAS 1 (rev. 2003) in the business year 2005.

Subordinated liabilities

All figures in €m	30.6.2006	31.12.2005
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A–	2,977	2,975
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A–	431	433
Total	3,408	3,408

Notes and debentures

All figures in €m	30.6.2006	31.12.2005
American Re Corporation, Princeton 7.45%, US$ 500m, Senior Notes 1996/2026 S&P rating: BBB+	390	423
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006 S&P rating: A–	407	674
Carillon Ltd., Cayman Islands LIBOR + 1,000 Bps, US$ 51m, Catastrophe Bonds 2006/2010, S&P rating: B+ LIBOR + 1,000 Bps, US$ 23.5m, Catastrophe Bonds 2006/2007, S&P rating: B+ LIBOR + 1,588 Bps, US$ 10m, Catastrophe Bonds 2006/2007, S&P rating: B	27	–
Total	**824**	1,097

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005
Gross premiums written	**3,533**	3,435	**7,002**	6,796	**5,690**	6,159	**2,838**	2,990	**19,063**	19,380
Change in unearned premiums – Gross	**–33**	1	**18**	104	**43**	32	**432**	425	**460**	562
Gross earned premiums	**3,566**	**3,434**	**6,984**	**6,692**	**5,647**	**6,127**	**2,406**	**2,565**	**18,603**	**18,818**
Ceded premiums written	**219**	204	**453**	515	**70**	84	**225**	177	**967**	980
Change in unearned premiums – Ceded share	**–11**	–5	**–23**	17	**–**	1	**87**	19	**53**	32
Earned premiums – Ceded	**230**	**209**	**476**	**498**	**70**	**83**	**138**	**158**	**914**	**948**
Net earned premiums	**3,336**	**3,225**	**6,508**	**6,194**	**5,577**	**6,044**	**2,268**	**2,407**	**17,689**	**17,870**

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005
Gross premiums written	**1,774**	1,758	**3,292**	3,189	**2,835**	3,058	**1,126**	1,215	**9,027**	9,220
Change in unearned premiums – Gross	**28**	–7	**–180**	–194	**–14**	–14	**–87**	–113	**–253**	–328
Gross earned premiums	**1,746**	**1,765**	**3,472**	**3,383**	**2,849**	**3,072**	**1,213**	**1,328**	**9,280**	**9,548**
Ceded premiums written	**101**	109	**223**	238	**38**	35	**66**	84	**428**	466
Change in unearned premiums – Ceded share	**–8**	–3	**–4**	–15	**–**	–	**–29**	–11	**–41**	–29
Earned premiums – Ceded	**109**	**112**	**227**	**253**	**38**	**35**	**95**	**95**	**469**	**495**
Net earned premiums	**1,637**	**1,653**	**3,245**	**3,130**	**2,811**	**3,037**	**1,118**	**1,233**	**8,811**	**9,053**

*After elimination of intra-Group transactions across segments.

Investment income and expenses by segment

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005	**Q1–2 2006**	Q1–2 2005
Investment income												
Regular income	**635**	801	**1,020**	738	**2,238**	2,268	**207**	192	**27**	25	**4,127**	4,024
Income from write-ups	**10**	32	**43**	108	**32**	88	**3**	2	**–**	–	**88**	230
Gains on the disposal of investments	**218**	164	**949**	532	**1,103**	946	**193**	143	**2**	–	**2,465**	1,785
Other income	**–**	–	**–**	–	**23**	89	**–**	–	**–**	–	**23**	89
	863	997	**2,012**	1,378	**3,396**	3,391	**403**	337	**29**	25	**6,703**	6,128
Investment expenses												
Write-downs of investments	**46**	28	**215**	114	**615**	352	**11**	17	**1**	–	**888**	511
Losses on the disposal of investments	**63**	25	**278**	89	**322**	138	**24**	17	**–**	9	**687**	278
Management expenses, interest charges and other expenses	**24**	29	**90**	121	**240**	201	**13**	11	**4**	3	**371**	365
	133	82	**583**	324	**1,177**	691	**48**	45	**5**	12	**1,946**	1,154
Total	**730**	915	**1,429**	1,054	**2,219**	2,700	**355**	292	**24**	13	**4,757**	4,974

* After elimination of intra-Group transactions across segments.

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005	**Q2 2006**	Q2 2005
Investment income												
Regular income	**342**	436	**603**	429	**1,288**	1,242	**113**	117	**11**	11	**2,357**	2,235
Income from write-ups	**6**	24	**24**	77	**17**	76	**2**	1	**–**	–	**49**	178
Gains on the disposal of investments	**105**	80	**471**	245	**650**	358	**76**	74	**–**	–	**1,302**	757
Other income	**–**	–	**–**	–	**–34**	57	**–**	–	**–**	–	**–34**	57
	453	540	**1,098**	751	**1,921**	1,733	**191**	192	**11**	11	**3,674**	3,227
Investment expenses												
Write-downs of investments	**26**	18	**118**	74	**224**	262	**8**	7	**1**	–	**377**	361
Losses on the disposal of investments	**32**	15	**152**	57	**254**	67	**10**	11	**–**	9	**448**	159
Management expenses, interest charges and other expenses	**15**	19	**48**	83	**132**	83	**5**	4	**2**	1	**202**	190
	73	52	**318**	214	**610**	412	**23**	22	**3**	10	**1,027**	710
Total	**380**	488	**780**	537	**1,311**	1,321	**168**	170	**8**	1	**2,647**	2,517

* After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

All figures in €m*	Reinsurance – Life and health Q1–2 2006	Reinsurance – Life and health Q1–2 2005	Reinsurance – Property-casualty Q1–2 2006	Reinsurance – Property-casualty Q1–2 2005	Primary insurance – Life and health Q1–2 2006	Primary insurance – Life and health Q1–2 2005	Primary insurance – Property-casualty Q1–2 2006	Primary insurance – Property-casualty Q1–2 2005	Total Q1–2 2006	Total Q1–2 2005
Gross										
Claims and benefits paid	**2,825**	2,114	**3,734**	4,098	**4,651**	4,892	**1,358**	1,470	**12,568**	12,574
Change in underwriting provisions										
– Provision for future policy benefits	**134**	293	**10**	49	**1,028**	1,436	**20**	19	**1,192**	1,797
– Provision for outstanding claims	**–267**	267	**758**	675	**–2**	41	**26**	42	**515**	1,025
– Provision for premium refunds	**–**	–10	**–2**	2	**932**	1,113	**9**	5	**939**	1,110
Other underwriting result	**–7**	3	**36**	–	**81**	120	**–**	4	**110**	127
Gross expenses for claims and benefits	**2,685**	**2,667**	**4,536**	**4,824**	**6,690**	**7,602**	**1,413**	**1,540**	**15,324**	**16,633**
Ceded share										
Claims and benefits paid	**186**	107	**306**	486	**36**	48	**78**	108	**606**	749
Change in underwriting provisions										
– Provision for future policy benefits	**8**	17	**–**	–	**36**	37	**–**	–	**44**	54
– Provision for outstanding claims	**–30**	19	**–59**	–128	**–8**	1	**28**	–41	**–69**	–149
– Provision for premium refunds	**–**	–	**–**	–	**–**	5	**–**	–	**–**	5
Other underwriting result	**–**	–	**–**	–	**–**	–1	**–2**	11	**–2**	10
Ceded share of expenses for claims and benefits	**164**	**143**	**247**	**358**	**64**	**90**	**104**	**78**	**579**	**669**
Net										
Claims and benefits paid	**2,639**	2,007	**3,428**	3,612	**4,615**	4,844	**1,280**	1,362	**11,962**	11,825
Change in underwriting provisions										
– Provision for future policy benefits	**126**	276	**10**	49	**992**	1,399	**20**	19	**1,148**	1,743
– Provision for outstanding claims	**–237**	248	**817**	803	**6**	40	**–2**	83	**584**	1,174
– Provision for premium refunds	**–**	–10	**–2**	2	**932**	1,108	**9**	5	**939**	1,105
Other underwriting result	**–7**	3	**36**	–	**81**	121	**2**	–7	**112**	117
Net expenses for claims and benefits	**2,521**	**2,524**	**4,289**	**4,466**	**6,626**	**7,512**	**1,309**	**1,462**	**14,745**	**15,964**

*After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

All figures in €m*	Reinsurance Life and health **Q2 2006**	 Q2 2005	 Property-casualty **Q2 2006**	 Q2 2005	Primary insurance Life and health **Q2 2006**	 Q2 2005	 Property-casualty **Q2 2006**	 Q2 2005	Total **Q2 2006**	 Q2 2005
Gross										
Claims and benefits paid	**1,584**	996	**1,246**	2,165	**2,210**	2,422	**656**	747	**5,696**	6,330
Change in underwriting provisions										
– Provision for future policy benefits	**88**	174	**7**	8	**402**	679	**10**	10	**507**	871
– Provision for outstanding claims	**–391**	113	**967**	389	**72**	84	**10**	5	**658**	591
– Provision for premium refunds	**1**	–	**–3**	1	**700**	604	**5**	1	**703**	606
Other underwriting result	**–3**	–18	**20**	2	**28**	60	**–**	9	**45**	53
Gross expenses for claims and benefits	**1,279**	**1,265**	**2,237**	**2,565**	**3,412**	**3,849**	**681**	**772**	**7,609**	**8,451**
Ceded share										
Claims and benefits paid	**156**	–5	**140**	498	**16**	23	**38**	59	**350**	575
Change in underwriting provisions										
– Provision for future policy benefits	**–**	22	**–**	–	**18**	21	**–**	–	**18**	43
– Provision for outstanding claims	**–96**	4	**–53**	–269	**–**	–	**27**	–61	**–122**	–326
– Provision for premium refunds	**–**	–	**–**	–	**–**	–1	**2**	–	**2**	–1
Other underwriting result	**–**	–	**–**	–	**–**	–1	**–2**	10	**–2**	9
Ceded share of expenses for claims and benefits	**60**	**21**	**87**	**229**	**34**	**42**	**65**	**8**	**246**	**300**
Net										
Claims and benefits paid	**1,428**	1,001	**1,106**	1,667	**2,194**	2,399	**618**	688	**5,346**	5,755
Change in underwriting provisions										
– Provision for future policy benefits	**88**	152	**7**	8	**384**	658	**10**	10	**489**	828
– Provision for outstanding claims	**–295**	109	**1,020**	658	**72**	84	**–17**	66	**780**	917
– Provision for premium refunds	**1**	–	**–3**	1	**700**	605	**3**	1	**701**	607
Other underwriting result	**–3**	–18	**20**	2	**28**	61	**2**	–1	**47**	44
Net expenses for claims and benefits	**1,219**	**1,244**	**2,150**	**2,336**	**3,378**	**3,807**	**616**	**764**	**7,363**	**8,151**

*After elimination of intra-Group transactions across segments.

Operating expenses

All figures in €m[1]	Reinsurance Life and health Q1–2 2006	Reinsurance Life and health Q1–2 2005[2]	Reinsurance Property-casualty Q1–2 2006	Reinsurance Property-casualty Q1–2 2005[2]	Primary insurance Life and health Q1–2 2006	Primary insurance Life and health Q1–2 2005[2]	Primary insurance Property-casualty Q1–2 2006	Primary insurance Property-casualty Q1–2 2005[2]	Total Q1–2 2006	Total Q1–2 2005[2]
Acquisition costs	–17	–46	–5	–	562	737	475	486	1,015	1,177
Management expenses	125	117	364	383	211	250	324	367	1,024	1,117
Amortisation of PVFP	1	2	–	–	9	30	–	–	10	32
Reinsurance commission and profit commission	908	898	1,489	1,492	11	11	4	7	2,412	2,408
Gross operating expenses	**1,017**	971	**1,848**	1,875	**793**	1,028	**803**	860	**4,461**	4,734
Ceded share of acquisition costs	–15	4	2	3	28	–13	-5	–1	10	–7
Commission received on ceded business	83	45	138	136	–5	8	17	19	233	208
Operating expenses – Ceded share	**68**	49	**140**	139	**23**	–5	**12**	18	**243**	201
Net operating expenses	**949**	922	**1,708**	1,736	**770**	1,033	**791**	842	**4,218**	4,533

[1]After elimination of intra-Group transactions across segments.
[2]Adjusted owing to first-time application of IAS 19 (rev. 2004).

All figures in €m[1]	Reinsurance Life and health Q2 2006	Reinsurance Life and health Q2 2005[2]	Reinsurance Property-casualty Q2 2006	Reinsurance Property-casualty Q2 2005[2]	Primary insurance Life and health Q2 2006	Primary insurance Life and health Q2 2005[2]	Primary insurance Property-casualty Q2 2006	Primary insurance Property-casualty Q2 2005[2]	Total Q2 2006	Total Q2 2005[2]
Acquisition costs	–9	–11	61	52	329	327	248	239	629	607
Management expenses	63	61	188	205	98	125	142	180	491	571
Amortisation of PVFP	1	1	–	–	4	6	–	–	5	7
Reinsurance commission and profit commission	457	491	651	698	6	6	1	2	1,115	1,197
Gross operating expenses	**612**	542	**900**	955	**437**	464	**391**	421	**2,240**	2,382
Ceded share of acquisition costs	–	7	3	6	–1	–16	2	3	4	–
Commission received on ceded business	33	44	55	44	7	5	16	10	111	103
Operating expenses – Ceded share	**33**	51	**58**	50	**6**	–11	**18**	13	**115**	103
Net operating expenses	**579**	491	**842**	905	**431**	475	**373**	408	**2,125**	2,279

[1]After elimination of intra-Group transactions across segments.
[2]Adjusted owing to first-time application of IAS 19 (rev. 2004).

Number of staff

The number of staff employed by the Group as at 30 June 2006 totalled 25,760 (27,063) in Germany and 10,986 (10,890) in other countries.

	30.6.2006	31.12.2005
Reinsurance companies	6,796	6,798
Primary insurance companies	29,213	30,465
Asset management	737	690
Total	**36,746**	37,953

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2005 there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

Events after the balance sheet date

On 24 July 2006, ERGO concluded a cooperation agreement with the owners of the Turkish insurance group Isviçre, according to which ERGO will acquire the majority stake in the hitherto family-run company. ERGO is to hold 75% of the Isviçre Group shares in future. The sale is expected to become legally binding in the fourth quarter of 2006, as soon as the competent authorities have given the requisite approvals. It is therefore likely that the Isviçre stake will be included in the financial statements for 2006.

		Q1–2 2006	Q1–2 2005*	Q2 2006	Q2 2005*
Consolidated result attributable to Munich Re equity holders	€m	2,084	846	1,125	167
Weighted average number of shares		227,949,686	228,436,795	227,892,347	228,355,091
Earnings per share	€	**9.14**	3.70	**4.94**	0.73

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Important dates

7 November 2006	Interim report at 30 September 2006
19 March 2007	Balance sheet meeting of the Supervisory Board
20 March 2007	Annual report for the business year 2006
20 March 2007	Balance sheet press conference
21 March 2007	Analysts' conference
26 April 2007	Annual General Meeting
8 May 2007	Interim report at 31 March 2007
7 August 2007	Interim report at 30 June 2007
6 November 2007	Interim report at 30 September 2007

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 1802) 22 62 10
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Tel.: +49 (89) 38 91-39 01
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Tel.: +49 (89) 38 91-25 04
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 3891-0
Fax: +49 (89) 39 90 56
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

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